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SEC FILE NUMBER
8-69839

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY ____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Madison Global Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Vanderbilt Motor Parkway, Suite 205

(No. and Street)

Hauppauge	**NY**	**11788**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	**917-703-1704**	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, PC

(Name – if individual, state last, first, and middle name)

125 E. Lane Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

_10/20/2009_ | _3874_
(Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anton Gerdes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Madison Global Partners, LLC _____, as of _____MARCH 30_____, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CEO_____

Doreen M. Araujo
Notary Public

DOREEN M. ARAUJO
Notary Public, State of New York
No. 01AR6207634
Qualified in Suffolk County
Commission Expires June 15, 2025.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MADISON GLOBAL PARTNERS LLC

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Madison Global Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madison Global Partners LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madison Global Partners LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Madison Global Partners LLC's management. Our responsibility is to express an opinion on Madison Global Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madison Global Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I, Schedule II and Schedule III within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Madison Global Partners LLC's financial statements. The supplemental information is the responsibility of Madison Global Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Madison Global Partners LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 30, 2023

MADISON GLOBAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash	$	123,850
Prepaid Expenses		72,500
Due from Sub-Clearing Broker		26,812
Deposit with Sub-Clearing Broker		25,000
Due from Representative		15,000
Security Deposit		11,293
Due From Clearing Broker		10,000
Accounts Receivable		8,250
Property and Equipment, Net of Accumulated Depreciation of $76,756		7,565
Total Assets	$	300,270

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	30,057
Commissions Payable		18,923
Total Liabilities		48,980
Members' Equity		251,290
Total Liabilities and Members' Equity	$	300,270

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues

Private Placement Fees	$	948,869
Commissions		293,017
Fees From Related Party		240,000
Selling Group Fees		143,859
Other income		66,385
Mutual Fund Fees		12,434
Interest		8,130
Total Revenues		1,712,693

Expenses

Commissions, Compensation and Benefits	946,015
Professional Fees	312,266
Other	102,547
Clearing Costs	83,327
Technology and Communications	56,139
Occupancy and Equipment	39,109
Total Expenses	1,539,403
Net Income	$ 173,291

See Accompanying Notes to Financial Statements.

MADISON GLOBAL PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Balance - January 1, 2022	$	447,999
Members' Contributions		150,000
Members' Distributions		(520,000)
Net Income		173,291
Balance - December 31, 2022	$	251,290

MADISON GLOBAL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities		
Net Income	$	173,291
Depreciation		375
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in assets and liabilities:		
Accounts Receivable		601,600
Receivable from Sub-Clearing Broker		5,582
Other Receivable		3,500
Due to Related Party		(2,548)
Due from Representative		(15,000)
Prepaid Expenses		(51,457)
Accounts Payable and Accrued Expenses		(130,824)
Commissions Payable		(146,390)
Net Cash Provided by Operating Activities		438,129
Cash Flow From Investing Activities		
Purchase of Equipment		(7,940)
Net Cash Used by Investing Activities		(7,940)
Cash Flows From Financing Activities		
Purchase of Common Stock		
Members' Contributions		150,000
Members' Distributions		(520,000)
Net Cash Used by Financing Activities		(370,000)
Net Decrease in Cash		60,189
Cash - Beginning of Year		63,661
Cash - End of Year	$	123,850

Note (1) - Nature of business

Madison Global Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages in retail brokerage including buying and selling of stocks, debt securities, U.S. government securities, mutual funds and variable life insurance or annuities. The Company also acts as a placement agent for private placements of securities.

The Company is a limited liability company; therefore, the members' liability is limited to their investment.

Note (2) - Summary of significant accounting policies

(A) Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

(B) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

(C) Income taxes:

The Company is a limited liability company that is taxed as a partnership for income tax reporting purposes. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

Pursuant to the provisions of FASB Accounting Standards Codification 740-10(ASC 740-10), Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

(D) Cash:

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Note (2) - Summary of significant accounting policies (Continued)

(E) Revenue Recognition

Revenue from contracts with customers includes commission and concession income, fees from selling group participation, fees for providing public articles and third party research, and private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

Revenues are earned from fees arising from securities offerings in which the Company acts as a selling group member.

The Company receives fees from clients from the Company forwarding nonproprietary data from public articles and from research the Firm receives from Third parties.

MADISON GLOBAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note (2) - Summary of significant accounting policies (Continued):

(E) Revenue Recognition (Continued):
The Company recognizes fees from private placements upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company. Approximately $942,118 of private placement revenues recognized during 2022 relate to performance obligations satisfied by the Company in a prior year where collectability was not reasonably assured.

(F) Accounts Receivable:
Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

(G) Subsequent events:

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Note (3) - Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("the Rule"). The Rule requires the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $111,682 which was above its required minimum net capital of $5,000 by $106,682. The Company had a ratio of aggregate indebtedness to net capital of .44 to 1.00 at December 31, 2022.

Note (4) – Sub-Clearing Agreement

The Company has a sub-clearing agreement with a broker-dealer to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. Amounts receivable from its sub-clearing broker at December 31, 2022 consist of commissions receivable. The receivable is considered fully collectible at December 31, 2022 and no allowance is required.

MADISON GLOBAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

Note (5) – Receivable from Clearing Broker

The Company has an agreement with a clearing broker to execute and clear, on a fully-disclosed basis, customer accounts of the Company. Amounts receivable from its clearing broker at December 31, 2022 consist of funds held in an account. The receivable is considered to be fully collectible at December 31, 2022 and no allowance is required.

Note (6) – Contingencies
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022, as defendant.

Note (7) – Related Party Transactions

The Company is affiliated with a sister entity that is a Registered Investment Advisor ("RIA"). During 2022, the Company assessed administrative fees of $240,000 pursuant to an Expense Reimbursement Agreement with the sister RIA for personnel, technology and other operating costs shared between the two entities. In addition, the Company collects advisory fees generated by the sister RIA through the Company's sub-clearing agreement. The balance at December 31, 2022 of $17,861 due to related party arises from advisory fees collected by the Company not yet remitted to the RIA.

The Company leases office space from the sister RIA pursuant to a month-to-month sublease agreement. Rent expense under this agreement was $23,387 in 2022.

The Company additionally leases office premises under an informal month-to-month arrangement from an entity whose principals own a portion of one of the Company's members. Rent expense under the informal arrangement was $12,000 in 2022.

During 2022, the Company separately assumed responsibility for advisory related commission expenses that were directly attributable to activity of the Company's sister RIA for which the Company will not be reimbursed. The Company expensed approximately $ 183,600 related to the Company's assumption of such expenses of the Company's sister RIA that is reflected within commissions, compensation and benefits within the accompanying Statement of Operations. As of December 31, 2022 approximately $13,200 of commissions payable within the accompanying Statement of Financial Condition arises from the Company's assumed responsibility of advisory related commissions that are directly attributable to activity of the Company's sister RIA that have not yet been paid by the Company.

Note (7) – Related Party Transactions (continued)

Separately, the Company at times pays for certain other operating expenses of the sister RIA for which the Company subsequently seeks reimbursement. There are no amounts due to the Company at December 31, 2022 arising from the Company's payment of such expenses.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

Note (8) – Leases

See Note 7 for a description of the Company's leases with related entities.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU)assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Note (9) – Retirement Plan

The Company offers a 401(k) profit sharing plan to all employees. The Company did not make a contribution to the plan for the year ended December 31, 2022.

Note (10) – Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note (11) – Economic Risks

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Note (12) – Concentrations

During 2022, one customer accounted for approximately 99.3% of all private placement revenue. Approximately 100% of accounts receivable at December 31, 2022 is due from two customers.

ACCOMPANYING SCHEDULES

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2022

MADISON GLOBAL PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Schedule I

Net Capital		$ 251,290
Total Member's Equity		
Non-allowable Assets:		
Prepaid Expenses	$ 72,500	
Deposit with Sub-Clearing Broker	25,000	
Accounts Receivable, Net	23,250	
Security Deposit	11,293	
Property and Equipment, Net	7,565	
Total Non-Allowable Assets		139,608
Net Capital before Haircuts		111,682
Less: Haircut		-
Net Capital		111,682
Minimum Net Capital Requirement (the greater of $5,000 or 6 2/3 % of aggregate indebtedness).		5,000
Excess Net Capital		$ 106,682
Ratio of Aggregate Indebtedness to Net Capital		43.86 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2022

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5
and net capital as computed above

MADISON GLOBAL PARTNERS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

MADISON GLOBAL PARTNERS LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Madison Global Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Madison Global Partners LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Madison Global Partners LLC stated that Madison Global Partners LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

Madison Global Partners LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Madison Global Partners LLC limits its business activities exclusively to (1) proprietary trading; (2) merger and acquisition opportunities for clients; (3) referring securities transactions to other broker-dealers; (4) providing technology or platform services, and Madison Global Partners LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Madison Global Partners LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Madison Global Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Madison Global Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 30, 2023

MADISON GLOBAL PARTNERS, LLC
350 Motor Parkway, Suite 205
Hauppauge, NY 11788
Tel: 646.690.0330

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Madison Global Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited (1) proprietary trading; (2) merger and acquisition opportunities for clients; (3) referring securities transactions to other broker-dealers (4) providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Firm's knowledge.

Anton Gerdes, CEO
3/30/2023

Member FINRA, SIPC